EXHIBIT 99.1

WeRide Robobus Receives Belgium's First Level 4 Permit, Leading AV Industry with Products Licensed in Seven Countries

ANTWERP, Belgium, Sept. 19, 2025 (GLOBE NEWSWIRE) -- WeRide (Nasdaq: WRD), a global leader in autonomous driving technology, today announced that its Robobus has received Belgium's first federal test permit for a Level 4 autonomous shuttle. With this approval, WeRide becomes the only technology company in the world with products holding autonomous driving permits in seven countries: Belgium, China, France, the UAE, Saudi Arabia, Singapore, and the US.

The permit, signed this week by Minister of Mobility, Climate and Ecological Transition Jean-Luc Crucke at the Autonomous Mobility Summit, allows WeRide's Robobus to undergo testing on public roads along the 8km Leuven–Heverlee loop with nine stops. The service will be run in partnership with Flemish public transport operator De Lijn, the City of Leuven, and mobility consultancy Espaces-Mobilités.

Publieke Lift
Brussel
Mechelen via
Aarschot
Tienen via
F 24
BEATSTEAKS
07/10
STELLA ARTOIS
STELLA ARTOIS

WeRide Robobus in Leuven, Belgium

The test permit was issued following a detailed route safety analysis by the Federal Public Service Mobility and Transport. Pending approval from the Flemish authorities, the Robobus will begin public road testing in the coming weeks, with a safety officer onboard during the initial phase.

Once testing is complete, De Lijn will operate a pilot autonomous shuttle service along the same 8km route from mid-November through January 2026. This will mark Belgium’s first commercial deployment of autonomous vehicles (AVs) in mixed traffic, with passengers boarding via digital ticket, SMS, or subscription. The shuttles are then expected to enter regular service.

“As an AV company, our goal is always to achieve safe Level 4 fully driverless operations. This test permit is an important step on that journey, allowing us to demonstrate our technology in real-world conditions on public roads while setting a strong precedent for future autonomous vehicle testing across Europe. We thank the Belgian authorities for trusting our technology and supporting safer, smarter, and more sustainable transportation,” said Jennifer Li, CFO and Head of International of WeRide.

This follows WeRide’s announcement last week that the Robobus had arrived in Leuven and entered field preparations, showcasing "WeRide speed" from delivery to public-road testing in just one week. The company is also rapidly expanding across Europe: last month, it launched its first Robotaxis in Furttal, Switzerland, under the "iamo" (Intelligent Automated Mobility) pilot with Swiss Transit Lab, SBB, and the cantons of Zurich and Aargau. In March this year, WeRide's Robobus obtained France's Level-4 driverless public road testing and operating permit, in partnership with French autonomous mobility network operator beti.

About WeRide
WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. Our autonomous vehicles have been tested or operated in over 30 cities across 11 countries. We are also the first and only technology company whose products have received autonomous driving permits in seven markets: China, Belgium, France, Singapore, Saudi Arabia, the UAE, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named in Fortune Magazine’s 2024 “The Future 50” list.

Media Contact
pr@weride.ai

Safe Harbor Statement
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the U.S. Securities and Exchange Commission. All information provided in this Report is as of the date of this Report. WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law.